
July 19, 2017

Alicia Grande
Chief Financial Officer
Catalyst Pharmaceuticals, Inc.
355 Alhambra Circle
Suite 1250
Coral Gables, FL 33134

      Re: Catalyst Pharaceuticals, Inc.
             Registration Statement on Form S-3
             Filed July 12, 2017
             File No. 333-219259

Dear Ms. Grande:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Incorporation of Information by Reference, page 39

1.   Please incorporate by reference your Current Report on Form 8-K filed on July 12, 2017.

Exhibits, page II-1

2.   Please have counsel revise Exhibit 5.1 to opine on the legality of the units that are being registered. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Phillip B. Schwartz, Esq.